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                            August 1, 2022

       Angela Selden
       President and Chief Executive Officer
       American Public Education, Inc.
       111 West Congress Street
       Charles Town West Virginia 25414


                                                        Re: American Public
Education, Inc.
                                                            Annual Report on
Form 10-K for the year ended December 31, 2021
                                                            Filed March 2, 2022
                                                            File No. 001-33810

       Dear Angela Selden:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Annual Report on Form 10-K for the year ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page 93

   1. Please revise to include a report of the independent registered public accounting firm which covers Schedule
II Valuation and Qualifying Accounts. Refer to the guidance in
                                                        Rule 5-04(c) of
Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Angela Selden
American Public Education, Inc.
August 1, 2022
Page 2

       You may contact Linda Cvrkel at (202)551-3813 or Angela Lumley at (202) 551-3398 if
you have any questions.



                                                        Sincerely,
FirstName LastNameAngela Selden
                                                        Division of Corporation
Finance
Comapany NameAmerican Public Education, Inc.
                                                        Office of Trade &
Services
August 1, 2022 Page 2
cc:       Richard W. Sunderland Jr., CPA
FirstName LastName